UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

The extraordinary general meeting of shareholders of the Rosetta Genomics Ltd. (the “Company”) that was convened on February 1, 2018 has been adjourned to Thursday, February 15, 2018 at 10:00 am (PT). The adjourned meeting will be held at the California office of the Company at 25901 Commercentre Dr., Lake Forest, CA 92630.

The matter to be voted upon at the adjourned meeting, and the record date for the shareholders entitled to vote at the meeting, will remain unchanged. For information regarding the matter to be voted upon at the adjourned meeting, see the Company’s proxy statement filed on Form 6-K with the U.S. Securities and Exchange Commission on December 28, 2017.

A copy of a letter to shareholders regarding the adjournment of the extraordinary general meeting of shareholders of Rosetta Genomics Ltd. is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Letter to shareholders regarding the adjournment of the extraordinary general meeting of shareholders of Rosetta Genomics Ltd.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: February 1, 2018	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer